Golden Hour

Profit and Loss
January - March, 2024

	TOTAL
Income	
Credit Card Tips Received	26,423.67
Discounts given	-7,160.81
Sales	186,009.35
Sales Tax Paid	-356.68
Stripe Sales	163.71
Wine Sales	5,776.41
Total Income	**$210,855.65**
Cost of Goods Sold	
Cost of Goods Sold - BEV	38,491.70
Inventory Adjustment	1,292.36
Total Cost of Goods Sold - BEV	**39,784.06**
Cost of Goods Sold - FOOD	37,924.15
Supplies	11,125.69
Total Cost of Goods Sold	**$88,833.90**
GROSS PROFIT	**$122,021.75**
Expenses	
Advertising & Marketing	3,708.70
Automobile Expenses	
Gas & Fuel	967.58
Parking & Tolls	52.42
Vehicle Repairs & Maintenance	107.00
Total Automobile Expenses	**1,127.00**
Bank Charges & Fees	113.90
Toast Fees	6,670.85
Total Bank Charges & Fees	**6,784.75**
Computer & Software	2,463.92
Dues & Subscriptions	260.48
Insurance	3,519.06
Interest Paid	
Credit Card Interest	370.31
Loan Origination Fee	2,993.76
Total Interest Paid	**3,364.07**
Legal & Professional Fees	
Accounting Fees	3,371.94
Legal Fees	652.00
Total Legal & Professional Fees	**4,023.94**
Meals	2,811.19
Music & Entertainment	200.00

Golden Hour

Profit and Loss
January - March, 2024

	TOTAL
Office Expenses	40.65
Office Supplies	177.20
Total Office Expenses	**217.85**
Payroll Expenses	
Employee Benefits	445.00
Guaranteed Payment to Barclay Stratton	1,600.00
Guaranteed Payment to Evan Dunivan	8,000.00
Payroll Processing Fee	777.36
Payroll Taxes	8,484.89
Salaries & Wages	81,812.59
Total Payroll Expenses	**101,119.84**
Rent	8,755.45
Repairs & Maintenance	2,101.19
Shipping, Freight & Delivery	91.41
Taxes and Licenses	50.00
Uniform Expense	2,895.40
Utilities	41.95
Cleaning Service	1,750.00
Laundry Service	10.82
Phone service	391.78
Total Utilities	**2,194.55**
Total Expenses	**$145,688.80**
NET OPERATING INCOME	$ -23,667.05
NET INCOME	$ -23,667.05

Golden Hour

Balance Sheet

As of March 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	2,324.12
Horizon Bank x3504 (Expenses)	11,540.38
Horizon Bank x3562 (Income)	2,364.00
Horizon Bank x5301 (Profit)	500.00
Horizon Bank x6279 (Tax)	875.58
Total Bank Accounts	**$17,604.08**
Accounts Receivable	
House Account Receivable	1,591.50
Total Accounts Receivable	**$1,591.50**
Other Current Assets	
Inventory Asset (Beverage)	10,726.05
Loan to Mirian Lucero	0.00
Petty Cash Fund	588.00
Total Other Current Assets	**$11,314.05**
Total Current Assets	**$30,509.63**
Fixed Assets	
Accumulated depreciation	-32,866.00
Tools, machinery, and equipment	32,866.03
Total Fixed Assets	**$0.03**
Other Assets	
Loan Origination Fee	8,981.24
Total Other Assets	**$8,981.24**
TOTAL ASSETS	**$39,490.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex CC x12005	795.30
Total Credit Cards	**$795.30**
Other Current Liabilities	
Payroll Liabilities	0.00
Taxes Payable	
Sales Tax Payable	1,933.11
Total Taxes Payable	**1,933.11**

Golden Hour

Balance Sheet

As of March 31, 2024

	TOTAL
Total Other Current Liabilities	**$1,933.11**
Total Current Liabilities	**$2,728.41**
Long-Term Liabilities	
Toast Loan	49,932.44
Total Long-Term Liabilities	**$49,932.44**
Total Liabilities	**$52,660.85**
Equity	
Lara Hayes	10,623.27
Partner Contributions Barclay Stratton	9,245.61
Partner Contributions Lara Hayes	76,732.00
Partner Distributions Barclay	-628.36
Barclay	1,161.58
Transfer to Barclay Firm	-500.00
Transfer to/from Beelieve Concepts LLC	1,350.00
Total Partner Distributions Barclay	**1,383.22**
Partner Investments	0.00
CREDIT CARD (3920) - 4 (Personal CC)	0.00
Total Partner Investments	**0.00**
Retained Earnings	-87,487.00
Net Income	-23,667.05
Total Equity	**$ -13,169.95**
TOTAL LIABILITIES AND EQUITY	**$39,490.90**

Golden Hour

Statement of Cash Flows

January - March, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-23,667.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
House Account Receivable	-1,591.50
Inventory Asset (Beverage)	1,292.36
Amex CC x12005	-22,229.73
Taxes Payable:Sales Tax Payable	1,933.11
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-20,595.76**
Net cash provided by operating activities	**$ -44,262.81**
INVESTING ACTIVITIES	
Loan Origination Fee	-8,981.24
Net cash provided by investing activities	**$ -8,981.24**
FINANCING ACTIVITIES	
Toast Loan	49,932.44
Partner Contributions Lara Hayes	5,000.00
Partner Distributions Barclay	-326.33
Partner Distributions Barclay:Barclay	-2,000.00
Partner Distributions Barclay:Transfer to Barclay Firm	-500.00
Partner Distributions Barclay:Transfer to/from Beelieve Concepts LLC	1,350.00
Net cash provided by financing activities	**$53,456.11**
NET CASH INCREASE FOR PERIOD	**$212.06**
Cash at beginning of period	17,392.02
CASH AT END OF PERIOD	**$17,604.08**